AB 3/20

14049195

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
8- 65603

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TAHOE FIXED INCOME, LLC
NATHAN HALE CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 N. TRYON STREET, 10TH FL.
(No. and Street)

CHARLOTTE	NORTH CAROLINA	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY GALARPE 980/237-8475
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/26

OATH OR AFFIRMATION

I, GARY GALARPE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TAHOE FIXED INCOME, LLC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature GARY GALARPE

COO

Title

SEE ATTACHED

Notary Public

Christopher Jackson

My Commission Expires April 24, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

GOODRICH·BARON·GOODYEAR LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Tahoe Fixed Income, LLC
Charlotte, NC

We have audited the accompanying financial statements of Tahoe Fixed Income, LLC (the Company) which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tahoe Fixed Income, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 12-14 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule17a-5 under the Securities Exchange of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 12-14 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 12-14 is fairly stated in all material respects in relation to the financial statements as a whole.

Goodrich Baron Goodyear LLP

Long Beach, California
February 25, 2014

TAHOE FIXED INCOME, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash in bank	$ 464,031
Receivable from Clearing organization	9,409,974
Securities owned, at market value	68,805,539
Prepaid expenses and other assets	94,149
Property and equipment, net of accumulated depreciation	75,312
Total assets	$ 78,849,005

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 123,542
Commissions payable	723,519
Payable to Clearing organization	64,366,552
Total liabilities	65,213,613
Members' equity	13,635,392
Total liabilities and members' equity	$ 78,849,005

The accompanying notes are an integral part of these financial statements.

TAHOE FIXED INCOME, LLC
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2013

Revenues:		
Net gains on sale of securities		$ 5,105,826
Interest income		1,640,078
Unrealized gain (loss) on securities held		2,594,204
Other income		15,199
Total revenues		9,355,307
Expenses:		
Salaries, benefits and payroll taxes	$ 3,366,615	
Commissions	723,519	
Consulting fees	45,407	
Ticket charges	669,522	
Insurance	2,556	
Interest	758,614	
Data subscriptions	473,794	
ATS/ECN charges	453,699	
Professional fees	60,740	
Communications	18,378	
Licenses, registrations, taxes and other fees	88,839	
Retirement plan contributions and expenses	31,546	
Rent	110,242	
Depreciation	17,848	
Office expense	16,105	
Other	135,980	
Total expenses		6,973,404
Net income		$ 2,381,903

The accompanying notes are an integral part of these financial statements.

TAHOE FIXED INCOME, LLC
STATEMENT OF MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2013

Balance, beginning of year as previously reported	$ 11,275,856
Prior-period adjustment – correction of beginning accounts payable	(22,367)
Balance, beginning of year as restated	11,253,489
Net income	2,381,903
Balance, end of year	$ 13,635,392

The accompanying notes are an integral part of these financial statements.

TAHOE FIXED INCOME, LLC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities:		
Net income		$ 2,381,903
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 17,848	
Changes in operating assets and liabilities:		
Decrease in deposits with Clearing organization	2,670,991	
Increase in securities owned, net	(34,122,085)	
Increase in prepaid expenses and other assets	(41,776)	
Increase in accounts payable and accrued expenses	22,518	
Increase in commissions payable	723,519	
Increase in payable to Clearing organization	28,351,803	
Total adjustments		(2,377,182)
Net cash flows provided by operating activities		4,721
Cash flows from investing activities:		
Additions to property and equipment	(36,201)	
Net cash used for investing purposes		(36,201)
Cash flows from financing activities		-
Net decrease in cash		(31,480)
Cash at beginning of year		495,511
Cash at end of year		$ 464,031

SUPPLEMENTAL CASH INFORMATION

Cash paid for interest	$ 758,614

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer formed under the laws of the State of Nevada maintaining its principal office in Charlotte, North Carolina, with a branch office in Carlsbad, California. The Company is subject to a minimum net capital requirement of $100,000 pursuant to SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3. The Company's activities are primarily comprised of purchasing and selling government and agency securities, corporate obligations and bank Certificates of Deposit, and holding these types of securities for the Company's own account.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Clearing Organizations

The Company has an agreement with other securities brokers and dealers (primarily one organization) to act as clearing organizations for the Company. The clearing organizations clear all security transactions and maintain customer accounts.

The Company is required to maintain certain deposit levels with clearing organizations. The amount of the deposit depends on the agreement with the clearing organization and the exchange market requirements. As of December 31, 2013, the Company had deposit levels with clearing organizations exceeding the requirements.

Marketable Securities/Fair Value

As required by the Fair Value Measurements and Disclosures Topic of Financial Accounting Standards Board *Accounting Standards Codification* (FASB ASC), the Company is required to use a three-tiered fair value hierarchy in determining fair value for its marketable securities. The standards define fair value, thereby eliminating inconsistencies in guidance found in various prior accounting pronouncements, and increases disclosures surrounding fair value calculations. It also establishes a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as follows:

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Marketable Securities/Fair Value, continued

Level 1 – Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company at the measurement date.

Level 2 – Valuations based on inputs that are observable in the marketplace other than those inputs classified as Level 1.

Level 3 – Valuations based on inputs that are unobservable in the marketplace and significant to the valuation.

The standards also require the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to their fair value calculation.

Revenue Recognition

Revenue associated with the Company's securities' transactions is recognized on a trade date basis. Securities owned and contracts to purchase securities in the future are recorded at market value and, accordingly, any changes in market value are recognized in the statement of income. Market value is determined based on active exchanges (established exchanges and "over-the-counter" exchanges) in the United States.

Income Taxes

The Company is taxed as an "S" corporation; therefore, the Company is not taxed at the entity level. Instead, its items of income, loss, deduction, and credit are passed through to its member owners in computing their individual tax liabilities.

(2) SECURITIES OWNED

Securities owned consist of trading securities, recorded at market value, and include accrued interest of $342,609. These securities had a cost of $64,366,552 and are comprised of corporate obligations, bank Certificates of Deposit, and Federal obligations.

(2) SECURITIES OWNED, continued

The following table presents the Company's assets and liabilities and related valuation inputs within the fair value hierarchy utilized to measure as of December 31, 2013, on a recurring basis:

	Level 1	Level 2	Level 3	Total
Trading securities, assets	$ -	$ 68,805,539	$ -	$ 68,805,539
Payable to clearing organization, liabilities	$ -	$ 64,336,552	$ -	$ 64,366,552

Trading securities are based on quoted market prices in active markets for similar assets and liabilities.

The securities are purchased on margin with the Clearing organization and the liability related to such purchases is included under the caption "Payable to Clearing organization" on the Statement of Financial Condition. To the extent that the Company has received proceeds from short-sale positions, the proceeds have reduced the amount of inventory financing payable. See Note 3.

(3) PAYABLE TO CLEARING ORGANIZATION

Payable to Clearing organization consists of the following:	
Inventory financed, net of proceeds received by Clearing firm related to short sales	$ 59,932,654
Securities sold, not yet purchased – at market value	4,433,898
Total due Clearing firm	$ 64,366,552

(4) TRADING ACTIVITIES AND RELATED RISKS

The Company actively trades government, corporate and agency securities, bank certificates of deposit, collateralized mortgage obligations, mortgage-backed securities, municipal securities, and structured products. Positions in these securities are subject to varying degrees of market and credit risk.

Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's investments will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest-rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative instruments, the liquidity of the instrument,

(4) TRADING ACTIVITIES AND RELATED RISKS, Continued

and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures.

Credit risk is the possibility of debt securities being downgraded by the rating agencies or going into default due to non-performance by issuers. The Company minimizes inventory credit risk by trading either governmental agency securities, corporates or securities that are AAA rated by two or more debt security rating services or Certificates of Deposit that are insured by the Federal Deposit Insurance Corporation. The Company's counter-party risk is minimized by trading only with institutional parties and by clearing trades via the Federal Wire and the Deposit Trust Company ("DTC"), which ensure settlements occur simultaneously for both sides of the trade.

(5) RENTAL OF OFFICE FACILITIES

The Company entered into operating leases relating to its offices which expire in various years through 2016. The remaining future rental payments under the lease agreements as of December 31, 2013 are as follows:

Year Ended December 31	
2014	$ 96,012
2015	54,029
2016	12,582
Total commitments	$ 162,623

Total rent expense for the year amounted to $110,242.

(6) 401(K) PLAN

The Company sponsors a 401(k) retirement plan for all eligible employees who have a minimum of three months of service and have attained the age of twenty-one. The Company made discretionary contributions of $31,546 to such plan during 2013.

(7) CONCENTRATION OF CREDIT RISK FOR CASH HELD AT BANKS

The Company maintains a cash account at Bank of America which had a bank balance of $464,031 at December 31, 2013. Accounts at this institution are insured up to $250,000 by the Federal Deposit Insurance Corporation.

(8) NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital of $100,000. At December 31, 2013, the Company had computed net capital of $10,305,222, which was in excess of the required net capital level by $10,205,222. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital in excess of 15 to 1. At December 31, 2013, the Company's ratio of aggregate indebtedness to net capital was .0822 to 1.

(9) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was February 25, 2014. No transactions or events were found that were material enough to require recognition in the financial statements.

TAHOE FIXED INCOME, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2013

Total members' equity		$ 13,635,392
Adjustments – non-allowable assets:		
Prepaid expenses and other assets	$ (94,149)	
Property and equipment, net	(75,312)	
Total adjustments		(169,461)
Net capital before haircuts		13,465,931
Haircuts on security positions:		
United States Agency obligations and obligations of organizations established by the United States		(3,160,709)
Net capital		10,305,222
Minimum net capital required (6-2/3% of total aggregate indebtedness or $100,000, whichever is greater)		(100,000)
Excess net capital		$ 10,205,222

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$ 847,061
Ratio of aggregate indebtedness to net capital	.0822 to 1

The computation of net capital as reported above in the amended Part IIA filing agrees with the audited net capital as reported above.

TAHOE FIXED INCOME, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2013

Not Applicable – The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

TAHOE FIXED INCOME, LLC

INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2013

Not Applicable – The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

GOODRICH·BARON·GOODYEAR LLP

Certified Public Accountants

REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors
Tahoe Fixed Income, LLC
Charlotte, NC

In planning and performing our audit of the financial statements of Tahoe Fixed Income, LLC (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 25, 2014

TAHOE FIXED INCOME, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2013

(With Independent Auditor's Report Thereon)

TAHOE FIXED INCOME, LLC

SUPPLEMENTAL REPORT

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT RECONCILIATION

YEAR ENDED DECEMBER 31, 2013

(With Independent Accountant's Report
On Applying Agreed-Upon Procedures)

GOODRICH·BARON·GOODYEAR LLP

Certified Public Accountants

The Board of Directors
Tahoe Fixed Income, LLC
Charlotte, NC

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Tahoe Fixed Income, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Tahoe Fixed Income, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Tahoe Fixed Income, LLC's management is responsible for the Tahoe Fixed Income, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goodrich Baron Goodyear, LLP

Long Beach, California
February 25, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

TAHOE FIXED INCOME, LLC.
5740 FLEET STREET, SUITE 120
CARLSBAD, CA 92008

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 17,020

B. Less payment made with SIPC-6 filed (**exclude interest**) (4,818)
August 9, 2013
Date Paid

C. Less prior overpayment applied (4,455)

D. Assessment balance due or (overpayment) 7,747

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ----

F. Total assessment balance and interest due (or overpayment carried forward) $ 7,747

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 7,747

H. Overpayment carried forward $(----)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the_____ day of_______________, 20_____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2013 and ending December 31, 2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,355,306
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	----
(2) Net loss from principal transactions in securities in trading accounts.	----
(3) Net loss from principal transactions in commodities in trading accounts.	----
(4) Interest and dividend expense deducted in determining item 2a.	----
(5) Net loss from management of or participation in the underwriting or distribution of securities.	----
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	----
(7) Net loss from securities in investment accounts.	----
Total additions	----
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	----
(2) Revenues from commodity transactions.	----
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,098,525
(4) Reimbursements for postage in connection with proxy solicitation.	----
(5) Net gain from securities in investment accounts.	690,113
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	----
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	----
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________ (Deductions in excess of $100,000 require documentation)	----
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 758,614	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ----	
Enter the greater of line (i) or (ii)	758,614
Total deductions	2,547,252
2d. SIPC Net Operating Revenues	$ 6,808,054
2e. General Assessment @ .0025	$ 17,020
	(to page 1, line 2.A.)